EXHIBIT (I)


                         Opinion and Consent of Counsel


                          [ROPES & GRAY LLP LETTERHEAD]




September 29, 2004


HighMark Funds
One Freedom Valley Drive
Oaks, Pennsylvania 19456


Ladies and Gentlemen:


         You have registered under the Securities Act of 1933, as amended, an indefinite number of shares of beneficial interest ("Shares") of HighMark Funds (the "Trust") in the following series: HighMark Balanced Fund, HighMark Core Equity Fund, HighMark Large Cap Growth Fund, HighMark Large Cap Value Fund, HighMark Small Cap Growth Fund, HighMark Value Momentum Fund, HighMark Bond Fund, HighMark California Intermediate Tax-Free Bond Fund, HighMark National Intermediate Tax-Free Bond Fund, HighMark Short Term Bond Fund, HighMark 100% U.S. Treasury Money Market Fund, HighMark California Tax-Free Money Market Fund, HighMark Diversified Money Market Fund, HighMark U.S. Government Money Market Fund, HighMark Income Plus Allocation Fund, HighMark Growth & Income Allocation Fund and HighMark Capital Growth Allocation Fund (each a "Fund" and collectively, the "Funds"), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended.

         We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Code of Regulations and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

         Based upon the foregoing, we are of the opinion that: 1. The beneficial interest in each Fund is divided into an unlimited number of Shares. 2. The issue and sale of the authorized but unissued Shares of the Funds have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares issued will be validly issued, fully paid and non-assessable.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust provides for indemnification out of the property of a particular Fund for all loss and expenses of any shareholder of that held personally liable solely by reason of his being or having been a shareholder of that Fund. Thus, the risk of shareholder liability is limited to circumstances in which that Fund itself would be unable to meet its obligations.


         We understand that this opinion is to be used in connection with the filing of a post-effective amendment to your Registration Statement on Form N-1A (File No. 33-12608) on or about September 29, 2004. We consent to the filing of this opinion with and as part of such post-effective amendment.


Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP